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December 19, 2014

VIA EDGAR Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attention: Tom Kluck, Branch Chief

Re:	CorEnergy Infrastructure Trust, Inc. (the “Company”)
File No. 333-198921

Dear Mr. Kluck:

On September 24, 2014, the Company filed with the Securities and Exchange Commission (the “Commission”) its universal shelf registration statement on Form S-3, Commission File No. 333-198921 (the “Shelf Registration Statement”).  The Company received one comment on the filing via letter from the Commission’s staff (the “Staff”) dated October 18, 2014. The following sets forth the Company’s responses to that comment.  The Company has simultaneously filed Pre-Effective Amendment No. 1 to the Shelf Registration Statement.  The text of the Staff’s comment has been included in this letter for your reference, and the Company’s response is presented below the comment.

General

1.	SEC Comment: We note that you have not filed the statement of eligibility of the trustee. Please file this in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, you must note this in the exhibit list. If you intend to designate the trustee on a delayed basis, please be aware that companies relying upon Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2.” In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Section 220.01 under 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your exhibit index accordingly.

Company Response:  The Company acknowledges the Staff’s comment and, in Pre-Effective Amendment No. 1 to the Shelf Registration Statement, has revised the reference to Exhibit 25 in Part II, Item 16 to indicate that the required Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939 will be filed separately under the electronic form type “305B2” pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended.

In addition to the response noted above, the Company directs the attention of the Staff to modest revisions made in Pre-Effective Amendment No. 1 to the Shelf Registration Statement resulting from the passage of time and intervening developments.  We look forward to hearing from you soon to discuss any comments you may have on this letter or on Pre-Effective Amendment No. 1.  Please contact the undersigned at (423) 757-5905 or Steve Carman at (512) 370-3451.

Sincerely,

/s/ Steven R. Barrett

Steven R. Barrett
Partner